# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Couchbase, Inc., CIK 0001845022
CUSIP: 22207T101
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3250 OLCOTT STREET, SANTA CLARA, California (CA), 95054
Date of event which requires filing of this statement: 12/05/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001843019

## Reporting persons
- EVR Research LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,627,300; sole dispositive power 0; shared dispositive power 2,627,300; aggregate amount beneficially owned 2,627,300 (5% of the class)
  Comment: Includes 77,300 shares of Common Stock issuable upon the exercise of options
- EVR Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,627,300; sole dispositive power 0; shared dispositive power 2,627,300; aggregate amount beneficially owned 2,627,300 (5% of the class)
  Comment: Includes 77,300 shares of Common Stock issuable upon the exercise of options

## Item 1. Issuer
Name of issuer: Couchbase, Inc.
Address of issuer's principal executive offices: 3250 OLCOTT STREET, SANTA CLARA, CA, 95054

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by EVR Research LP, a Delaware limited partnership (the "Firm") and EVR Master Fund, LP, a Cayman Islands exempted limited partnership ("EVR Master"), with respect to the shares of common stock, par value $0.00001 per share ("Common Stock") of Couchbase, Inc. (the "Company") directly held by (and the shares of Common Stock issuable upon exercise of options directly held by) EVR Master.
Address of principal business office or, if none, residence: The address for the Firm is: 411 Libbie Avenue, Suite 3, Richmond, VA 23226. The address for EVR Master is: 411 Libbie Avenue, Suite 3, Richmond, VA 23226.
Citizenship: The Firm is a Delaware limited partnership. EVR Master is a Cayman Islands exempted limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 52,347,954 shares of Common Stock outstanding as of November 29, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2024, filed with the Securities and Exchange Commission on December 4, 2024. Benjamin Wolf Joffe is the managing member of the general partner of the Firm and exercises investment discretion with respect to the securities held by EVR Master.
Percent of class: 5.0
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- EVR Research LP: /s/ Karoline Thurman, Karoline Thurman, Chief Compliance Officer (12/12/2024)
- EVR Master Fund, LP: /s/ Karoline Thurman, Karoline Thurman, Chief Compliance Officer (12/12/2024)